Filed by Churchill Capital Corp XI pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp XI (File No. 001-43020)

Set forth below is an article published by Forbes in which the proposed business transaction between Churchill Capital Corp XI (“Churchill”) and Agility Robotics, Inc. (“Agility”) is discussed.

Agility Launches Digit 5: No More Safety Cages, $300 Million In Orders

By John Koetsier,Senior Contributor. Journalist, analyst, author, podcaster.

Sep 15, 2026, 07:00am EDT

Agility Robotics says its next-generation humanoid Digit 5 can work alongside people without physical barriers.

The single biggest thing standing between humanoid robots and real jobs isn’t intelligence, or better hands, or better battery life. It’s a fence.

Today, almost all humanoid robots with actual working gigs work in isolation, separated from us fragile meatbag humans with a safety fence. But not for long: Agility Robotics is launching its next-generation humanoid robot, Digit 5, and one of the key features is safe cooperative work in the presence of humans: no more cages.

“Digit 5 is removing a major barrier to scaling humanoid robots in industrial environments,” says Peggy Johnson, CEO of Agility Robotics. “We built it to the exact requirements our customers gave us after three years of Digit 4 working on their production floors, and the market has responded with more than $300 million in multi-year orders and a growing pipeline of customers across manufacturing, warehousing, and logistics.”

Digit 5 is a beast of a humanoid robot, so allowing it to work with humans says something about Agility Robotics’ confidence in its AI and safety technology. Digit 5 stands 5’ 11” tall – big for a robot – and weighs in at a hefty 284 pounds. That beef comes with payoff though: it can reach objects higher than seven feet in the air and carry up to 50 pounds, 40% more than its predecessor, Digit 4.

It has a new leg design engineered for repetitive lifting, proprietary cycloidal actuators, and swappable end effectors – robot-ese for hands. Digit 5’s battery last only 90 minutes, but it recharges in a quick 9 minutes, so Johnson told me this is a robot that can put in a solid 20 hours of work a day, with just four hours of downtime to for coffee breaks. (OK, electricity charging breaks, which it accomplishes autonomously.)

But the biggest deal for Digit 5 is its cobot capability: the ability to work cooperatively with humans in the same space thanks to what Agility says is safe human detection via proprietary AI algorithms plus multiple sensor technologies.

How to build a robot that doesn’t need a cage

Agility’s answer to robots that can work safely with humans has three layers.

1. Safe human detection: This is proprietary AI algorithms plus multiple sensor technologies that are continuously monitoring for people. If people are detected, the robot autonomously avoids, stops, or — and this is the interesting one — assumes a squatting position.

2. Safety cues: These are visual and auditory signals that telegraph motion intent, so the human in the aisle knows which way the robot is about to go.

3. Safe motion control: This is an independent safety controller that oversees responses when a person is detected inside an unsafe distance.

That third layer is where Nvidia comes in. Agility is the first launch partner for Nvidia’s Halos for Robotics platform, announced in June, pairing Digit with Nvidia IGX Thor and Halos Core. Agility will also run Digit 5 through Nvidia’s Halos AI Systems Inspection Lab, an ANSI/ANAB-accredited program meant to shorten the path to third-party certification.

Digit 5; Agility Robotics

“Safely operating around people and assets is what moves humanoid robots from pilots to industrial deployments at scale,” said Deepu Talla, vice president of robotics and edge AI at Nvidia.

Agility is also working the standards side, as a project leader on ANSI/A3 TR R15.108 for dynamically stable industrial mobile robots, and contributing to ISO 25785-1, positioned as the first international safety standard for humanoids. Of course, this is still a committee draft, not a published standard, and it’s possible that Digit 5 will reach customers before the rulebook governing its behavior is complete.

The order book: $300 million

Digit has the longest tenure of any humanoid actually working in industrial facilities.

It was the first humanoid robot to get a paying job, as I reported way back in November of 2024. So Digit has had close to three years of continuous commercial deployment including more than 65,000 operational hours across GXO, Schaeffler, Amazon, and Toyota Motor Manufacturing Canada. At GXO’s Flowery Branch facility near Atlanta, Digit 4 hit a cumulative 100,000-tote milestone in November 2025 at roughly 98% accuracy.

That’s an impressive service record, and it’s resulted in a $300 million order book.

As of May 2026, Agility reported more than $300 million in multi-year customer orders for its next-generation humanoid, which turned out to be Digit 5. In reporting around its SPAC merger with Churchill Capital Corp XI — a $2.5 billion deal announced in June that would make Agility the first pure-play humanoid company on western public markets – that figure was described as representing roughly 1,000 robots under a robots-as-a-service model.

That’s not cheap: Agility’s June investor deck modeled about $8,500 per robot per month. But if it is for 20-hour days, that’s about 2.5 human shifts each day.

Early access to Digit 5 will begin in the first half of 2027, Johnson told me in an interview. General availability for manufacturing, warehouse and distribution operators will come later, near the end of 2027.

Digit 5 is being assembled at RoboFab, Agility’s 70,000-square-foot plant in Salem, Oregon, which is designed to eventually build up to 10,000 robots a year. That bodes well for Agility Robotics given the FCC ban on foreign robots. Peggy Johnson echoed commentary I’ve heard from other U.S.-based robotics CEOs, suggesting that the FCC ban would not only not be a problem for Agility, but should be good for it’s go-to-market potential.

Digit 5’s hardware upgrades from Digit 4

The hardware upgrades are substantial.

As I mentioned earlier, Digit 5 will lift up to 50 pounds repeatedly — 40% more than Digit 4 — via a new leg design and proprietary cycloidal actuators. That’s enough to cover single-person lift tasks in OSHA-regulated facilities. Thanks to its height, Digit 5 can reach 7.2 feet in the air, up from 5.5. And the robots 10:1 run-to-charge ratio is significantly better than Digit 4’s 2:1, driving the more than 20 hours of productive work per 24-hour day that Agility is promising.

That battery math holds up: 99-minute charge-and-run cycles will deliver roughly 21 hours of work.

But per-charge runtime actually is going down with Digit 5: Digit 4 ran about four hours on a charge. Digit 5 runs 90 minutes and makes it up by charging faster. Total daily work availability went up; individual shift time went down.

Digit 5 did gain a bit of weight compared to Digit 4. 284 pounds is not light; Digit 4 was well under 200. Redundant sensing, an independent safety controller, and legs engineered for repetitive heavy lifting all have weight, and that weight impacts the payload ratio: Digit 5 carries about 18% of its own mass, down from roughly 22-25% for Digit 4.

Agility isn’t the only one outside the cage

The cage-free pitch is not unique.

Boston Dynamics began production on the redesigned Atlas this year and plans to deliver the first units to Hyundai’s Metaplant application center and Google DeepMind soon. Atlas carries up to 66 pounds, reaches 7.5 feet, runs four hours on a hot-swappable pack, and Boston Dynamics explicitly describes an onboard safety system for detecting people and vehicles that enables “fenceless guarding,” plus padding and reduced pinch points.

On paper, that’s more payload, more reach, longer stints and a comparable safety story.

Agility does lead in paperwork and hours. In November 2025 Digit became the first humanoid to pass a field evaluation by a Nationally Recognized Testing Laboratory — an OSHA-recognized certifier — on a live customer fulfillment line, assessed against ANSI/RIA R15.08, ISO 13849 and ISO 12100. That evaluation was specific to that site’s configuration, of course, and not a blanket approval, but it’s still the closest thing this industry has to a regulator-adjacent green light.

The proof, as always, will be in the pudding.

Agility’s multiple safety factors are almost over-aggressive right now, Johnson told me. But eventually, as the AI improves and the safety track record demonstrates, Digit should be able to work in even closer proximity to humans, perhaps as close and humans work with each other.

Then we’ll really have steel team-mates on the production line.

About Agility Robotics

Headquartered in Salem, Oregon, with offices in Pittsburgh, Pennsylvania and Fremont, California, Agility Robotics’ mission is to build robot partners that augment the human workforce. Agility’s groundbreaking general-purpose humanoid robot, Digit, is the first multi-purpose, human-centric robot that is Made for WorkⓇ and commercially deployed today. With more than 65,000 hours of real-world operation combined with industry-leading safety standards, we’re pioneering a new era of automation that enhances human potential. To learn more, visit agilityrobotics.com.

About Churchill Capital Corp XI (Nasdaq: CCXI)

Churchill is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which includes and will include preliminary and definitive proxy statements/prospectus to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Agility stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Agility stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus statement, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, Agility and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp XI, 640 Fifth Avenue, 14th Floor, New York, NY 10019.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events. These statements include statements relating to, without limitation: the expected timing and general availability of Digit 5; the expected performance characteristics and technical specifications of Digit 5, including its safety architecture; expectations regarding the scaling of customer deployments; the development and expected capabilities of Digit 5; Agility’s contributions to safety standards; RoboFab’s production capacity and expected employment; Agility’s plans for commercial deployment of Digit 5 in the European Union and United Kingdom; our ability to consummate the proposed business combination and the satisfaction or waiver of the closing conditions set forth in the proposed business combination; the occurrence of any other event, change or other circumstances that could give rise to the termination of the proposed business combination; projections of market opportunity and market share; estimates of customer adoption rates, market acceptance and usage patterns; projections regarding Agility’s future development plans; the timing and success of Agility’s future development plans; the ability of Agility to implement its strategic initiatives and continue to innovate its existing products and services; the expected timing of close of the potential transaction; expectations regarding Agility’s ability to attract, retain and expand its customer base; Agility’s deployment of proceeds from capital raising transaction; Agility’s expectations concerning relationships with strategic partners, suppliers, regulatory bodies and other third parties; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for the combined company to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Agility and Churchill.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Churchill’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Agility is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Agility’s historical net losses and limited operating history; Agility’s expectations regarding future financial performance, capital requirements and unit economics; Agility’s use and reporting of business and operational metrics; Agility’s competitive landscape; Agility’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Agility’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Agility’s reliance on strategic partners and other third parties; Agility’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Churchill’s securities; the failure by the parties to satisfy the conditions to consummation of the proposed transaction, including the approval of Churchill’s shareholders; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Churchill could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the level of redemptions of Churchill’s public shareholders; the ability of Agility to grow and manage growth, maintain relationships with customers and retain its management and key employees; costs related to the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Agility or Churchill; failure to realize the anticipated benefits of the proposed transaction; Agility’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of Churchill or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Agility, Churchill or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Agility’s and Churchill’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Agility and Churchill may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Churchill’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Churchill’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill is not an investment in any of Churchill’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill, which may differ materially from the performance of Churchill’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Churchill, Agility and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus statement when it is filed by Churchill with the SEC. You can find more information about Churchill’s directors and executive officers in Churchill’s final prospectus related to its initial public offering filed with the SEC on December 16, 2025. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.